© 2019 Sorrento Therapeutics, Inc. All Rights Reserved A Leading Immunotherapy and Non - Opioid Pain Management Company June 2019 SRNE (NASDAQ) Filed pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated June 28, 2019 Registration File No. 333 - 221443 Relating to the Preliminary Prospectus Supplement dated June 28, 2019 (To Prospectus dated December 6, 2017)

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved 2 Disclaimer Certain statements contained in this presentation or in other documents of Sorrento Therapeutics, Inc . (the “Company” or “Sorrento”) and of any of its affiliates, along with certain statements that may be made by management of the Company orally in presenting this material, may contain “forward - looking statements” as defined in the Private Securities Litigation Reform Act of 1995 . These statements can be identified by the fact that they do not relate strictly to historic or current facts . They use words such as "estimate," "expect," "intend," "believe," "plan," "anticipate," “projected” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or condition . These statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties . Statements regarding future action, future performance and/or future results including, without limitation, those relating to the timing for completion, and results of, scheduled or additional clinical trials and the FDA’s or other regulatory review and/or approval and commercial launch and sales results (if any) of the Company’s formulations and products and regulatory filings related to the same, and receipt by the Company of milestone and royalty payments may differ from those set forth in the forward - looking statements . Peak sales and market size estimates have been determined on the basis of market research and comparable product analysis, but no assurances can be given that such sales levels will be achieved, if at all, or that such market size estimates will prove accurate . The Company assumes no obligation to update forward - looking statements as circumstances change . Investors are advised to consult further disclosures that the Company makes or has made on related subjects in the Company's Form 10 - K, 10 - Q and 8 - K reports filed with the Securities and Exchange Commission (the “SEC”) In presenting this material or responding to inquiries in connection with a presentation, management may refer to results, projections or performance measures that are not prepared in accordance with U . S . Generally Accepted Accounting Principles (“GAAP”) as reported in the Company’s SEC filings . These results, projections or performance measures are non - GAAP measures and are not intended to replace or as a substitute for results measured under GAAP, but rather as supplement to the GAAP reported results . Because actual results are affected by these and other potential risks, contingencies and uncertainties, the Company cautions investors that actual results may differ materially from those expressed or implied in any forward - looking statement . It is not possible to predict or identify all such risks, contingencies and uncertainties . The Company identifies some of these factors in its SEC filings on Forms 10 - K, 10 - Q and 8 - K, and investors are advised to consult the Company’s filings for a more complete listing of risk factors, contingencies and uncertainties affecting the Company and its business and financial performance . Sorrento ® and the Sorrento logo are registered trademarks of Sorrento Therapeutics, Inc . ZTlido® and G - MAB™ are trademarks owned by Scilex Pharmaceuticals Inc . and Sorrento, respectively . All other trademarks are the property of their respective owners .

# Investment Highlights

sorrento Therapeutics

***Sorrento is a diversified biopharmaceutical company discovering, developing and commercializing differentiated medicines in areas of high unmet need with breakthrough growth potential***

| | |
|---|---|
| Robust, Diversified Pipeline | ▪ Next generation I-O platform has the potential to transform cancer care into a treatable or manageable disease<br>▪ Late-stage pain management portfolio is targeting large, established, yet underserved markets and has blockbuster potential |
| Significant Near-Term Value-Drivers | ▪ Key milestones include Phase 1 data read-out from the anti-CD38 CAR-T therapy for multiple myeloma in Q4 2019/Q1 2020, continued revenue growth for ZTlido® and the SP-102 pivotal Phase 3 trial read-out targeted for 1H 2020<br>▪ Pivotal trials for Resiniferatoxin ("RTX") and the anti-CEA CAR-T therapy expected to begin in the next 12 months |
| Strategic Holdings in High-Profile Assets | ▪ Multiple avenues to drive additional near-term value through subsidiaries and partnerships with leading biopharma companies<br>▪ Significant ownership in Scilex, Celularity and ImmuneOncia<br>▪ Pre-clinical and clinical-stage library of novel compounds can provide non-dilutive financing through out-licensing |
| Executing Commercial Launch | ▪ ZTlido® sales off to a strong start – Gross sales grew from approximately $1 million in March to $2.4 million in April and $3.3 million in May<br>▪ Established reimbursement access for ZTlido® covering more than 100 million U.S. insured lives |
| Strong Management Team and Marquee Partners | ▪ Management pedigree includes Celgene, Pfizer and the FDA<br>▪ Key joint venture partners include Celgene and United Therapeutics; key financial partners include Vivo Capital, Canaan Partners and Frazier Healthcare Partners |

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved
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© 2019 Sorrento Therapeutics, Inc. All Rights Reserved 4 Sorrento’s Novel Business Model ▪ Mission to develop therapeutic approaches that extend and enhance cancer patients’ lives ▪ Innovate and develop high - value - potential non - opioid therapeutics and monetize through strategic transactions ▪ Unlock value through creative strategic transactions, including potential subsidiary IPOs, joint ventures and mergers/M&A, among others Creating value through self - development of immuno - oncology and non - opioid pain therapeutics, and strategic transactions with top financial and biopharmaceutical partners ▪ Mission to develop therapeutic approaches that extend and enhance cancer patients’ lives ▪ Innovate and develop high - value - potential non - opioid therapeutics and monetize through strategic transactions ▪ Unlock value through creative strategic transactions, including potential subsidiary IPOs, joint ventures and mergers/M&A, among others

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Sorrento Therapeutics – Corporate Structure 5 58% Ownership Approximately 25% Ownership SP - 102 Commercial - Stage Cell Therapy Joint Venture Immuno - Oncology Joint Venture SRNE (NASDAQ) ▪ Next - Gen Immuno - Oncology Platform : CD38 Immunotherapies & CEA CAR - T ▪ Non - Opioid Pain Management Platform : Resiniferatoxin (RTX) Non - Opioid Pain Management (Leading S. Korea pharma) Approximately 35 % Ownership

# Multiple Potential Drivers of Future Value

## Core Therapeutic Programs

**sorrento** Therapeutics — **Immuno-Oncology**

- Antibody-centric pipeline leverages Sorrento's proprietary **G-MAB™ library**
- **Anti-CD38 targeting I-O programs for multiple myeloma**
  - **Autologous CAR-T** – Phase 1 data read-out in Q4 2019 / Q1 2020
  - **Allogeneic DAR-T** – IND filing in Q4 2019
  - **ADC** – IND filing in Q4 2019
- **Anti-CEA CAR-T therapy** for solid tumor – Phase 2 pivotal trial commencing in 2H 2019

**sorrento** Therapeutics — **Pain Management (Non-Opioid)**

- **Resiniferatoxin ("RTX")**, a toxin that ablates afferent nerves that conduct pain signals while sparing other nerve functions
  - **Osteoarthritis knee pain:** Two Phase 3 pivotal trials to start in Q4 2019 / Q1 2020, respectively
  - **Terminal cancer pain:** Phase 1 trial to conclude in 2019
  - **Residual limb pain:** Filing IND in Q4 2019 / Q1 2020, with potential for Breakthrough Therapy Designation

## Key Affiliates / Equity Holdings

**SCILEX** — *58% Ownership*

- Commercial **non-opioid pain company** with late-stage programs in large markets with high unmet need
- Recently launched ZTlido® (lidocaine topical system 1.8%)
- Semnur's SP-102, for sciatica back pain, has blockbuster potential
  - Fast Track Designation; Pivotal Phase 3 top-line data targeted for 1H 2020
- Shareholders include leading global venture capital firms: VIVO Capital, Canaan, Frazier Healthcare Partners

**celularity** — *Approximately 25% Ownership*

- **Cell therapy joint venture** seeking to develop "off-the-shelf" allogeneic CAR-T solutions using placenta-derived cord-blood derived cells
- Sorrento is the single largest shareholder with approximately 25% ownership
- Joint venture partners include: United Therapeutics Corporation, Celgene

**ImmuneOncia** Therapeutics Inc. — *Approximately 35% Ownership*

- **Immuno-oncology joint venture** focused on developing and commercializing a number of immune checkpoint antibodies for hematological malignancies and solid tumors
- Established in 2016 by Yuhan Corporation and Sorrento
- Concluded Phase 1 PDL-1 trial; Phase 2 study initiating in 2019

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved
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sorrento Therapeutics

# Pipeline & Upcoming Milestones – Sorrento Therapeutics

| Platform | Program | Pre-IND | IND | Phase 1 | Pivotal | NDA | Upcoming Milestones |
|---|---|---|---|---|---|---|---|
| sorrento THERAPEUTICS Immuno-Oncology | CEA CAR-T (Liver metastases in pancreatic cancer) | | | | | | Pivotal trial beginning in 2H 2019 |
| | CD38 CAR-T (Multiple Myeloma) | | | | | | Phase 1 data read-out in Q4 2019 / Q1 2020 |
| | CD38 ADC | | | | | | Projected IND filing 2H 2019 |
| | CD38 DAR-T (allogeneic) | | | | | | Projected IND filing 2H 2019 |
| | CD38/CD3 BsAb | | | | | | Projected IND filing 1H 2020 |
| sorrento THERAPEUTICS Non-Opioid Pain Management | RTX – osteoarthritis pain | | | | | | Phase 1b complete by year-end 2019; Two pivotal trials set to begin in Q4 2019 / Q1 2020 |
| | RTX – terminal cancer pain – epidural | | | | | | Phase 1 conclusion by year-end 2019 |
| | RTX – terminal cancer pain – intrathecal | | | | | | Phase 1 conclusion by year-end 2019 |
| | RTX – residual limb pain | | | | | | Projected IND filing in Q4 2019 / Q1 2020 |

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved
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© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Pipeline & Upcoming Milestones – Scilex Pharmaceuticals 8 Platform Program IND Phase 1 Phase 2 Phase 3 NDA Approved Upcoming Milestones Non - Opioid Pain Management ZTlido® 1.8% Launched October 2018 Sales of $3.3 million in May 2019 ZTlido® 5.4% (3X) Initiating Phase 2 in 2H 2019 SP - 102 (Lumbar Radicular Pain) Top line pivotal data targeted for 1H 2020

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Multiple Upcoming Milestones 9 Expected Timing Program Milestone Q4 2019 CEA CAR - T (liver metastases) – Pivotal trial initiation Q1 2020 RTX (osteoarthritis pain) – Initiate two pivotal trials 1H 2020 SP - 102 (lumbar radicular pain) – Pivotal trial data read - out Q4 2019 / Q1 2020 CD38 CAR - T (multiple myeloma) – Phase 1 data read - out Potential partnerships / collaborations and other business development activities

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Scilex Holding Company

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Scilex Pharmaceuticals: Delivering Value Today and Potentially in the Future 11 Key Recent Achievements March 22, 2019 Announced merger with Semnur Pharmaceuticals June 5, 2019 Announced strong ZTlido® sales growth after successful post - merger integration (Sales grew from approximately $1 million in March to $3.3 million in May) Anticipated Milestones 2H 2019 ZTlido ® 5.4% ( 3X) Phase 2 trial start for lower back pain 1H 2020 SP - 102 Phase 3 pivotal study read - out

# Scilex – ZTlido® (FDA approved)

**Lidocaine Patch Market Overview**

*>3 million prescriptions per year*

*More than 120 million prescription lidocaine patches were sold in the US in 2017 according to IMS*

**Benefits vs. other lidocaine pain patches**

*Superior adhesion vs. other lidocaine patches in various head-to-head studies*

*Only lidocaine patch proven during moderate exercise*

| Properties | ZTlido® 1.8% | Lidoderm® 5% |
|---|---|---|
| Bioavailability | ~45% | ~3±2% |
| Weight | 2 g | 14 g |
| Thickness | 0.8 mm | 1.7 mm |
| Lidocaine content | 36 mg | 700 mg |
| Adhesive | Non-aqueous | Water-based |

ZTlido®
(lidocaine topical system) 1.8%

US FDA APPROVAL – FEBRUARY 2018

COMMERCIAL LAUNCH – OCTOBER 2018

*COMMERCIAL SALES OF $3.3 MILLION IN MAY 2019*


SUPERIOR ADHESION THAT STAYS PUT
Problem
Solution
ZTLIDO demonstrated superior adhesion to Lidoderm® (lidocaine patch 5%) in a head-to-head study

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved
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© 2019 Sorrento Therapeutics, Inc. All Rights Reserved 13 1 Data from a 12 patient 12 - hour study Adhesion Scores Over Time (Lower Score Demonstrates Better Adhesion) The recommended scoring system for adhesion of transdermal patches are indicated as follows: 0 = ≥ 90% adhered (essentially no lift off the skin) 1 = ≥ 75% to < 90% adhered (some edges only lifting off the skin) 2 = ≥ 50% to < 75% adhered (less than half of the patch lifting off the skin) 3 = > 0% to < 50% adhered but not detached (more than half of the patch lifting off the skin without falling off) 4 = 0% adhered - patch detached (patch completely off the skin) Adhesion scores recorded just prior to patch removal to ensure adequate adhesion of the test articles ZTlido ® : Head - to - Head Adhesion Study For more information on ZTlido ® including safety information, please visit www.ztlido.com ® ®

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Well - tolerated. Key viscous excipient, long history of use including safety SP - 102: On - Track to be the First Steroid Formulation with an FDA - Approved Label to Treat Back Pain 14 Potent non - particulate steroid (injectable dexamethasone sodium phosphate gel) ᪵ Pre - filled syringe for epidural use Gel formulation for extended local release and substantial magnitude of pain relief ᪵ ᪵ Fast acting onset of effect with less spread and safer repeat injections No preservatives, no surfactants, no particulates. Non - opioid and non - addictive Projected 24 month shelf life ᪵ ᪵ ᪵ ᪵ SP - 102 Product Features

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Sorrento’s Core Therapeutic Programs

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved 16 Phase 1b double - blinded, placebo controlled study to assess the safety and preliminary efficacy of intra - articular administration of resiniferatoxin or saline control (as placebo group) for the treatment of moderate to severe pain due to osteoarthritis of the knee. www.clinicaltrials.gov (NCT03542838). Resiniferatoxin (RTX): A Novel Therapeutic Approach to OsteoArthritis (OA )

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved RTX OA Knee Pain Phase 1b Trial Update Safety Outcomes (45 Patients. 37 RTX treated. 8 Control) Cohorts RTX Dose (ug) Subjects Progress Blinding Safety 1 5 ug 6 Complete Unblinded No DLT’s 2 12.5 ug 6 Complete Unblinded No DLT’s 3 20 ug 6 Complete Unblinded No DLT’s 4 30 ug 4 Enrolling Blinded - Pooled Control 0 8 Enrolling Unblinded No DLT’s Administration protocol cohorts 12.5 ug 15 Enrolling Blinded - No Dose Limiting Toxicities (DLTs) Treatment Emergent Adverse Events (TEAEs) (Post - injection pain, Tachycardia and Hypertension) Expected. Moderate. Resolved in less than a day. 17

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Difference of treatment effect - dose groups relative to control (pooled placebo group) Mean WOMAC A1 Pain Score & Standard deviation 18 RTX OA Knee Pain Phase 1b Trial Update Efficacy Outcomes (All Dose Cohorts Relative to Control ) Dose cohort D1 Pain Score (# patients, SD) D84 pain score (# patients, SD) Difference to D0 Baseline Difference to D84 Control 5 ug 6.33 (n=6, SD 1.37) 2.83 (n=6, SD 2.48) - 3.50 - 1.50 12.5 ug 6.50 (n=6, SD 1.22) 0.83 (n=6, SD 0.98) - 5.67 - 3.50 20 ug 6.17 (n=6, SD 1.47) 2.20 (n=5, SD 2.28) - 3.97 - 2.13 Saline Control (pooled placebo) 6.67 (n=8, SD 1.58) 4.33 (n=6, SD 3.60) - 2.34 RTX treated patients at the potential pivotal dose of 12.5 ug show reduction of 5.67 points in WOMAC pain score relative to D0 and 3.50 points reduction relative to control (pooled placebo group) at D84

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Difference of treatment effect (pivotal dose candidates) relative to control (pooled placebo) Patients with more than 50% reduction in reported pain scores 19 RTX OA Knee Pain Phase 1b Trial Update Efficacy Outcomes (Pivotal Dose Candidates Relative to Control ) Day 2 Day 8 Day 15 Day 29 Day 56 Day 84 RTX 12.5 ug (pivotal candidate) 3/6 (50.0%) 4/6 (66.7%) 4/6 (66.7%) 5/5 (100.0%) 6/6 (100.0%) 6/6 (100.0%) RTX 20 ug (pivotal candidate) 3/6 (50.0%) 5/6 (83.3%) 6/6 (100.0%) 6/6 (100.0%) 5/6 (83.3%) 3/5 (60.0%) Saline Control (pooled placebo) 4/7 (57.1%) 3/7 (42.9%) 3/6 (50.0%) 3/6 (50.0%) 2/6 (33.3%) 2/5 (40.0%) Two dose groups have been selected for further expansion. Criteria taken into account include overall safety, time to effect and trend to persistence of effect (day 84 and beyond)

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved RTX OA Knee Pain Phase 1b Trial Update Efficacy Outcomes (Some Patients Beyond Study End - Point D84) Patients with D168 extended follow - up WOMAC A1 Pain Score 20 Five patients were followed to D168 (protocol trial end - point at D84). These patients showed persistent pain reduction of over 2 points in WOMAC pain scale relative to D0 baseline. Patient (dose group) Pain Day 0 (Score/10) Pain Day 84 (Score/10) Pain Day 168 (Score/10) 1 (5.0ug) 5 0 3 2 (5.0ug) 8 2 0 3 (5.0ug) 5 1 0 4 (12.5ug) 7 0 0 5 (12.5ug) 7 1 2

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Before Infusion Post - Infusion Anti - CEA CAR - T Clinical Experience 21 Pre - enrollment history Liver metastases of colon or pancreatic cancer Failed 3 lines of conventional chemotherapy and ablation Preliminary Results Complete resolution of liver metastases on PET scan for 2 patients Median overall survival (OS) 8.3 months and mean OS 9.8 months, compared to the standard of care 3 to 6 months A Leading CAR - T Program for Solid tumors Cancers most frequently expressing CEA are colorectal, pancreatic, lung, medullary thyroid & breast carcinomas Phase 1 Completed, Pivotal Trial Commencing 2H 2019

# CD38 Multi-Modality Franchise

sorrento
Therapeutics

| Indication | Program | Pre-IND | IND | Phase 1 | Pivotal | NDA | Upcoming Milestones |
|---|---|---|---|---|---|---|---|
| Multiple Myeloma | CD38 CAR-T | → | → | → | | | Phase 1 data read-out in Q4 2019 / Q1 2020 |
| | CD38 ADC | → | | | | | Projected IND filing in 2H 2019 |
| | CD38 DAR-T (allogeneic) | → | | | | | Projected IND filing in 2H 2019 |
| | CD38/CD3 BsAb | → | | | | | Projected IND filing in 1H 2020 |

**CD38 CAR-T: ongoing Phase 1 study**

**CD38 ADC has exhibited strong activity in preclinical models and recently completed IND-enabling toxicology studies**

**Next-gen CD38 DAR-T cells have demonstrated higher in vivo anti-tumor activity than CD38 CAR-T cells**

*"Off-the-Shelf" (allogeneic) centralized scalable manufacturing process*

*Simplified distribution logistics for immediate infusion enabling global clinical trials and commercialization*

**CD38/CD3 BsAb has shown potent cytotoxicity in preclinical studies**

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved
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© 2019 Sorrento Therapeutics, Inc. All Rights Reserved 23 In - House CAR - T cGMP Manufacturing Capabilities Shorter development times 300 patients per year currently; Next - gen off - the - shelf technology can potentially extend to thousands of patients Reduced manufacturing lead times End - to - end quality controls Clean room suites meet ISO7 Classification State - of - the - art cell therapy manufacturing facility San Diego facility is registered with the California FDB for manufacturing of clinical material

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved 24 Financial Summary Cash Reconciliation of Sorrento Therapeutics Segment ▪ Un - restricted cash balance of $86 million at December 31, 2018 ▪ One - time expense related to Semnur acquisition (closed in March) ▪ Un - restricted cash balance of $38 million at March 31, 2019 Key Investors Key Investors

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Multiple Upcoming Milestones 25 Expected Timing Program Milestone Q4 2019 CEA CAR - T (liver metastases) – Pivotal trial initiation Q1 2020 RTX (osteoarthritis pain) – Initiate two pivotal trials 1H 2020 SP - 102 (lumbar radicular pain) – Pivotal trial data read - out Q4 2019 / Q1 2020 CD38 CAR - T (multiple myeloma) – Phase 1 data read - out Potential partnerships / collaborations and other business development activities

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved 26 Seasoned Executive Team Henry Ji, Ph.D. Chairman, President and Chief Executive Officer Deborah Telman, J.D. SVP and General Counsel Jiong Shao, M.B.A. EVP and Chief Financial Officer Gunnar F. Kaufmann, Ph.D. SVP of Immunotherapy & Head of Research Alexis Nahama, D.V.M. S VP Head of RTX Program and President Ark Animal Health Hui Li, Ph.D. SVP of Business Development and General Manager of China Operations Bill Farley VP of Business and Corporate Development Jerome B. Zeldis, M.D., Ph.D. EVP , CMO, and President of Clinical Research, Medical Affairs and Regulatory Shawn Sahebi, Ph.D. VP of Market Analytics Mark R. Brunswick, Ph.D. SVP of Regulatory Affairs and Quality

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Appendix

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved From CAR to DAR TM scFv Fab TM Chimeric Antigen Receptor (CAR) scFv - based Dimeric Antigen Receptor (DAR) Fab - based linker Hinge Disulfide bond 28

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved At Lower Dose (4x10e6 Cells), CD38 DAR - T Cells are more Potent than CD38 CAR - T Cells 29

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Illustrative Comparison of DAR - T Cell and CAT - T Cell cGMP Manufacturing Processes Autologous CAR - T Cell Manufacturing Allogeneic DAR - T Cell Manufacturing 30

sorrento Therapeutics

# Evolution of the Platform: From Auto-CAR-T to Allo-DAR-T Targeting CD38

| Clinical Proof-of-Concept CD38 CAR-T | Potential Product KOKI CD38 DAR-T | Advantages of DAR-T over CAR-T |
|---|---|---|
| **Chimeric Antigen Receptor (CAR)** | Dimeric Antigen Receptor (DAR) | Increased potency<br>Proprietary construct |
| **Virally transduced** | Gene edited | Faster development<br>Enhanced clonal expansion |
| **Autologous (patients' own T cells)** | Allogeneic (healthy donor T cells) | "Off-the-Shelf"<br>Centralized scalable manufacturing process |
| **Vein-to-vein time (up to 1 month)** | Pre-manufactured and released DAR-T Cells (dosing upon completion of screening) | Simplified distribution logistics<br>On-Demand for immediate infusion<br>Enabling global clinical trials and commercialization |

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved
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© 2019 Sorrento Therapeutics, Inc. All Rights Reserved STI - 6129 ADC Exerts Strong Anti - tumor Activity in Myeloma Mouse Model 32 sorrento Therapeutics

# Background on CD38 Target and anti-CD38 mAb STI-5171

## CD38 Protein

Single chain type II transmembrane glycoprotein

Detectable at low levels in mature lymphocytes

Highly expressed on Multiple Myeloma (MM) cells and overexpressed on other hematological malignancies as well as certain solid tumors

Daratumumab (Darzalex®) is a CD38-directed cytolytic antibody approved for treatment of Multiple Myeloma

## Anti-CD38 mAb A2

Fully human antibody selected from GMAB library

Both CD38A2 and Daratumumab have nanomolar affinities for recombinant CD38 protein

Exhibits fast-on/fast-off binding kinetics

*Most likely contributing to binding preference against high-expressing CD38-positive cells, for example myeloma cells*

Binds to an epitope on the CD38 protein distinct from Daratumumab's

*Cross-reactive with cynomolgus CD38 while Daratumumab is not*

*Does not inhibit CD38 enzyme function while Daratumumab does*

*Recognized epitope is membrane-proximal*

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved

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# CD38-ADCs Exert Cytotoxicity Against Tumor Cells from Daratumamab-Resistant MM Patients

- Primary MM cells MACS separated and frozen (5x10e6 cells)
- Thawed 6 patients CD138+ fractions
  - *4 patient samples could be evaluated*
- Dara samples cultured with 2x10e5 PBMCs (E:T ratio 10)
- Each line representing an individual patient sample



Day 6
MM cell death (%)
100
90
80
70
60
50
40
30
20
10
0
100nM
25nM
6nM
1.5nM
390pM
98pM
24pM
6pM
1.5pM
381fM
untreated
Daratumumab
ADC #1
ADC #2

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved
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© 2019 Sorrento Therapeutics, Inc. All Rights Reserved RTX OA Knee Pain Phase 1b Trial Update Additional Cohorts Being Considered Prior to Pivotal Studies 35 Sedation & Local Analgesia Administration protocols at 12.5 ug dose (in progress) Limited pre - administration opioids with local supportive numbing (Ice, Lidocaine topical) Nerve block analgesia (local nerve block anesthetic prior to RTX administration) Expanded dose cohorts Two dose cohorts (12.5 ug and 25 ug) with standardized local analgesia protocol to confirm ease of use Exploratory cohorts (to be determined later in phase 1 or future phase 2) Advanced OA patients (KL Grade 4) with pain consistently in excess of 7/10 (WOMAC A1) pre - treatment

© 2019 Sorrento Therapeutics, Inc. All Rights Reserved Upcoming RTX Milestones (By Indication and Target Dates) Osteoarthritis Knee Pain Phase 1b to conclude in 2019 Two Phase 3 pivotal trials to start in 1 st half 2020 (USA and Asia - Pacific) Support Phase 2 trials in planning, for implementation in 2020/2021 Terminal Cancer Pain Phase 1 trial to conclude in 2019 after identifying potential therapeutic dose Upcoming IND filings Residual Limb Pain Parkinsonism application Cardiovascular application 36